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Exhibit 99.3

Discussion of Selected Statements of Operations Items

Revenues

        In the nine months ended September 30, 2013, we primarily derived our revenues from internet value-added services, or IVAS, and online advertising. Our IVAS revenues are primarily comprised of revenues from the paying users of YY Music, online games and, to a lesser degree, our membership subscriptions and live game broadcasting. Our online advertising revenues primarily consist of revenues from the sale of online advertising in various formats primarily on Duowan.com and YY Client. We expect that in the future, as is the case in the nine months ended September 30, 2013, an increasing portion of our revenues will be derived from non-game IVAS revenues, including revenues from in-channel virtual items sold on YY Client, such as virtual flowers and gifts for use in various channels, as well as other online products and services.

        The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
			2011				For the Nine Months Ended September 30,
	2010				2012		2012		2013
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	% of total net revenues	RMB	%of total net revenues	RMB	US$	% of total net revenues
									(Unaudited)
	(in thousands, except for percentages)
Total net revenues:(1)
IVAS:
YY Music	—	—	52,854	16.5	286,446	34.9	180,301	32.6	516,295	84,362	42.6
Online games	86,316	67.3	165,933	51.9	332,287	40.5	234,239	42.3	439,284	71,778	36.3
Others	1,282	1.0	13,589	4.3	83,655	10.2	54,825	9.9	135,754	22,182	11.2
Online advertising	40,740	31.7	87,279	27.3	117,643	14.4	83,840	15.2	119,827	19,580	9.9

Total	128,338	100.0	319,655	100.0	820,031	100.0	553,205	100.0	1,211,160	197,902	100.0

(1)
Revenues are presented net of rebates and discounts.

        IVAS revenues.    We generate IVAS revenues from (i) the sales of in-channel virtual items used on YY Music, (ii) the sales of virtual items under the offering of online games developed by us or by third parties under revenue-sharing arrangements on YY Client and (iii) other revenues, including membership subscription fees and in-channel virtual items used on live game broadcasting. Users play online games on YY and access channels free of charge, but are charged for purchases of virtual items which can be used in online games or YY channels.

        The most significant factors that directly affect our IVAS revenues include the increase in the number of our paying users and the average revenue per paying user, or ARPU.

  •
  The number of paying users.  The number of our paying users increased from approximately 400,000 in September 2012 to 667,000 in September 2013. We had approximately 1.8 million and 2.5 million paying users in the nine months ended September 30, 2012 and 2013, respectively. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on YY Client at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform.

  •
  ARPU.  Our ARPU for IVAS was approximately RMB260.8 and RMB436.5 (US$71.3) in the nine months ended September 30, 2012 and 2013, respectively. ARPU is calculated by dividing our total revenues from IVAS during a given period by the number of paying users for that period. As we begin to generate revenues from an increasing variety of IVAS, our ARPU may fluctuate from period to period due to the mix of IVAS purchased by our paying users.

        Significant factors that directly or indirectly affect our IVAS revenues include:

  •
  our ability to increase our popularity by offering new and attractive products and services that allow us to monetize our platform;

  •
  our ability to attract and retain a large and engaged user base; and

  •
  our ability to attract and retain third party game developers and service providers as well as certain popular performers and channel owners.

        We expect that the portion of our revenues from IVAS derived from the sales of non-game virtual items and services will continue to increase, as we capitalize on monetization opportunities. We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music channels. The percentage of our total revenues attributable to virtual items sold on YY Music increased from 32.6% for the nine months ended September 2012 to 42.6% for the nine months ended September 2013.

        The online games we currently offer on YY Client are primarily web games that can be run from an internet browser and require an internet connection to play. We have historically derived a significant portion of our revenues from a limited number of popular online games, primarily through selling in-game virtual items for these games. All of our popular online games are developed by third party game developers under revenue-sharing arrangements that typically last one to two years. We expect that a large portion of our online game IVAS revenues will continue to be derived from online games developed by third party online game developers in the future, as we do not intend to develop any additional online games internally. We derive an increasingly lower percentage of our revenues from online games as a whole, as we continue to monetize other non-game aspects of the YY platform, such as YY Music.

        We also offer a wide range of online advertising formats and solutions. We enter into advertising contracts with both advertisers and advertising agencies. Advertisers pay to place advertisements on Duowan.com and YY Client in different formats over a particular period of time. In the nine months ended September 30, 2013, the vast majority of our online advertising revenues was derived from pay-for-time arrangements under which we charge advertisers depending on the duration of display for an advertisement or a series of advertisements.

Cost of Revenues

        Cost of revenues consists primarily of (i) revenue sharing fees and content costs, (ii) bandwidth costs, (iii) salary and welfare, (iv) business tax and surcharges, (v) depreciation and amortization, (vi) payment handling costs and (vii) share-based compensation. We anticipate that revenue sharing fees and content costs, which consist of the payments to channel owners and performers in YY music channels and those entitled to revenue sharing in various channels activities in YY platform, such as the channel owners in live game broadcasting, and content owners of products sold in YY platform, will increasingly contribute to our cost of revenues. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our revenue-generating services.

        Revenue sharing fees and content costs.    Our revenue sharing fees and content costs paid to performers, channel owners and content providers increased from RMB62.0 million in the nine months ended September 30, 2012 to RMB278.9 million (US$45.6 million) in the nine months ended September 30, 2013. We also incurred a non-recurring cost in the nine months ended September 30, 2013 due to our partnership with Hunan Satellite Television Station in the 2013 Happy Boy Show, a popular entertainment show in China. We expect our revenue sharing fees and content costs to increase as we continue to expand our IVAS offerings.

        Bandwidth costs.    Our bandwidth costs increased from RMB102.7 million in the nine months ended September 30, 2012 to RMB143.5 million (US$23.4 million) in the nine months ended September 30, 2013. We expect bandwidth costs to increase as our user base continues to expand and as YY Music and other video-related services become more popular in the future.

        Salary and welfare.    Our salary and welfare costs increased from RMB32.7 million in the nine months ended September 30, 2012 to RMB61.6 million (US$10.1 million) in the nine months ended September 30, 2013. We expect our salary and welfare costs to increase as we continue to hire additional employees in line with the expansion of our business.

        Business tax and surcharges.    Our business tax and surcharges increased from RMB21.5 million in the nine months ended September 30, 2012 to RMB30.5 million (US$5.0 million) in the nine months ended September 30, 2013.

        Depreciation and amortization.    Our depreciation and amortization increased from RMB17.6 million in the nine months ended September 30, 2012 to RMB26.7 million (US$4.4 million) in the nine months ended September 30, 2013. We expect depreciation and amortization to increase as we continue to expand our operations and purchase servers and other equipment or intangibles directly related to the operating of our platform and business.

        Payment handling costs.    Our payment handling costs increased from RMB16.0 million in the nine months ended September 30, 2012 to RMB17.5 million (US$2.9 million) in the nine months ended September 30, 2013. We expect payment handling costs to increase as we continue to grow our paying users and expand our paid service offerings.

        Share-based compensation.    Our share-based compensation allocated to the cost of revenues increased from RMB6.3 million in the nine months ended September 30, 2012 to RMB6.6 million (US$1.1 million) in the nine months ended September 30, 2013.

Operating Expenses

        Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our total net revenues. We expect our operating expenses to generally increase in absolute amount and decrease as percentage of total net revenues in the future.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2010		2011		2012		2012		2013
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
								(Unaudited)
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	49,219	38.4	106,804	33.4	176,725	21.6	122,603	22.2	191,866	31,351	15.9
Sales and marketing expenses	12,363	9.6	13,381	4.2	16,954	2.1	10,993	2.0	20,744	3,390	1.7
General and administrative expenses	192,222	149.8	118,241	37.0	109,788	13.4	76,046	13.7	151,357	24,732	12.5

Total operating expenses	253,804	197.8	238,426	74.6	303,467	37.1	209,642	37.9	363,967	59,473	30.1

Research and Development Expenses

        Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premise and servers utilized by the research and development personnel. Research and development expenses increased from RMB122.6 million in the nine months ended September 30, 2012 to RMB191.9 million (US$31.4 million) in the nine months ended September 30, 2013, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for Mobile YY to reach more users.

Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel, share-based compensation expenses and advertising and promotion expenses. Our sales and marketing expenses increased from RMB11.0 million in the nine months ended September 30, 2012 to RMB20.7 million (US$3.4 million) in the nine months ended September 30, 2013, primarily reflecting increased promotional activities and increased commissions for our sales and marketing personnel as our advertising revenues increased.

General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits, including share-based compensation for our general and administrative personnel, professional service fees, legal expenses and other administrative expenses. Our general and administrative expenses generally increased from RMB76.0 million in the nine months ended September 30, 2012 to RMB151.4 million (US$24.7 million) in the nine months ended September 30, 2013 as our business expanded, primarily due to the hiring of additional management and administrative staff and increase in share-based compensation expenses. We expect our general and administrative expenses to increase in the future as our business grows and we continue to incur costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Share-based Compensation Expenses

        Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Research and development expenses	21,627	31,672	35,441	26,312	27,714	4,528
Sales and marketing expenses	1,499	1,336	884	668	873	143
General and administrative expenses	182,101	86,544	55,619	41,454	56,996	9,313

Total	205,227	119,552	91,944	68,434	85,583	13,984

        As of September 30, 2013, we had 1,573 employees. We grant stock-based award such as, but not limited to, share options, restricted shares, restricted share units and warrants to eligible employees, officers, directors, and non-employee consultants. Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards, which are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period in which the service is provided.

        As a result of repurchases of certain awards offered in 2009 and in 2011, certain initially equity-classified employee and non-employee awards have been reclassified as liability-classified awards, as these awards were deemed to have a substantive cash settlement feature. These awards are re-measured at the end of each reporting period until either the substantive cash settlement is terminated or the holder of the awards is exposed to the market value fluctuation of the underlying shares for a reasonable period of time (at least six months), or the awards are settled, cancelled or expire unexercised.

        On September 15, 2011, our Board resolved not to undertake any repurchases of vested or unvested share-based compensation awards, except under those conditions specified in the relevant award scheme and grant documents. Accordingly, the classification of the liability-classified awards was changed to being equity-classified, and the related liability was reclassified as additional paid-in capital on the modification date. After the awards were changed to equity-classified awards, they were measured based on the fair value of the awards on September 15, 2011, and the expenses to be recognized over the remaining requisite service period are calculated using the graded vesting attribution method.

Taxation

Cayman Islands

        According to our Cayman Islands counsel, Conyers Dill & Pearman (Cayman) Limited, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking is for a period of twenty years from August 2, 2011.

British Virgin Islands

        Duowan BVI is our wholly owned subsidiary.

        As Duowan BVI is a BVI business company subject to the provisions of the BVI Business Companies Act 2004 (as amended), it is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by Duowan BVI to persons who are not persons resident in the BVI).

        Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

        No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of Duowan BVI, save for interest payable to or for the benefit of an individual resident in the European Union.

Hong Kong

        The Company's subsidiary registered in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

PRC

        Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and variable interest entities, or VIEs, operating in the PRC. Prior to January 1, 2008, companies established in the PRC were generally subject to EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the PRC National People's Congress promulgated the New EIT Law, which became effective on January 1, 2008. These subsidiaries and VIEs are subject to new EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that Guangzhou Huaduo can enjoy for the years from 2011 to 2012 due to its qualification as a high and new technology enterprise. As of September 30, 2013, Guangzhou Huaduo was in the process of renewing such entitlement by applying to the relevant government authorities. We expect Guangzhou Huaduo will continue to be qualified as a high new technology enterprise and enjoy the preferential tax rate.

        According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Guangzhou Huaduo has claimed such Super Deduction in ascertaining its tax assessable profits for the periods reported, Zhuhai Duowan and

Guangzhou Huanjushidai started to claim such Super Deduction in ascertaining its tax assessable profits in 2011 and 2013, respectively.

        In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from Beijing Huanju Shidai and Guangzhou Huanju Shidai to our company out of any profits Beijing Huanju Shidai and its subsidiaries and Guangzhou Huanju Shidai derived after January 1, 2008. We do not have any present plan to pay out the retained earnings in the PRC subsidiaries and PRC consolidated affiliated entities in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business. Accordingly, no such WHT has been accrued.

        Our PRC subsidiaries and PRC consolidated affiliated entities are subject to business taxes or value added tax and related surcharges. On January 1, 2012, the Chinese State Council officially launched a pilot value added tax reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax instead of business tax. Prior to the Pilot Program, revenues from IVAS and advertising revenues are subject to business tax at rates of 3% and 5%, respectively. After the launch of Pilot Program, revenues from IVAS are subject to 3% business tax except that online game revenues are subject to 6% VAT, while advertising revenues are subject to 6% VAT. Surcharges are calculated based on 12% of the business taxes and VAT payable for the nine months ended September 30, 2013. Business taxes and related surcharges during the nine months ended September 30, 2013 were RMB30.5 million (US$5.0 million).

        For more information on PRC tax regulations, see "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation on Tax" in our 2012 Annual Report.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has grown rapidly since our inception. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2010		2011		2012		2012		2013
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
									(Unaudited)
	(in thousands, except for percentages)
IVAS:
YY Music	—	—	52,854	16.5	286,446	34.9	180,301	32.6	516,295	84,362	42.6
Online game	86,316	67.3	165,933	51.9	332,287	40.5	234,239	42.3	439,284	71,778	36.3
Others	1,282	1.0	13,589	4.3	83,655	10.2	54,825	9.9	135,754	22,182	11.2
Online advertising	40,740	31.7	87,279	27.3	117,643	14.3	83,840	15.2	119,827	19,580	9.9

Total net revenues(1)	128,338	100.0	319,655	100.0	820,031	100.0	553,205	100.0	1,211,160	197,902	100.0
Cost of revenues	(110,062)	(85.8)	(182,699)	(57.2)	(416,133)	(50.7)	(277,194)	(50.1)	(585,188)	(95,619)	(48.3)

Gross profit	18,276	14.2	136,956	42.8	403,898	49.3	276,011	49.9	625,972	102,283	51.7

Operating expenses
Research and development expenses	(49,219)	(38.4)	(106,804)	(33.4)	(176,725)	(21.6)	(122,603)	(22.2)	(191,866)	(31,351)	(15.9)
Sales and marketing expenses	(12,363)	(9.6)	(13,381)	(4.2)	(16,954)	(2.1)	(10,993)	(2.0)	(20,744)	(3,390)	(1.7)
General and administrative expenses	(192,222)	(149.8)	(118,241)	(37.0)	(109,788)	(13.4)	(76,046)	(13.7)	(151,357)	(24,732)	(12.5)

Total operating expenses	(253,804)	(197.8)	(238,426)	(74.6)	(303,467)	(37.0)	(209,642)	(37.9)	(363,967)	(59,473)	(30.1)

Other income	—	—	1,982	0.6	2,465	0.3	1,304	0.2	19,107	3,122	1.6

Operating (loss) income	(235,528)	(183.5)	(99,488)	(31.1)	102,896	12.5	67,673	12.2	281,112	45,932	23.2

Gain on disposal of an equity investment	—	—	—	—	651	0.1	651	0.1	—	—	—
Gain on disposal of a cost investment	—	—	—	—	2,351	0.3	—	—	—	—	—
Foreign currency exchange (losses) gains, net	(551)	(0.4)	14,143	4.4	(4,153)	(0.5)	(2,989)	(0.5)	21,749	3,554	1.8
Interest income	56	0.0	4,890	1.5	16,316	2.0	10,527	1.9	40,681	6,647	3.4

(Loss) income before income tax expenses	(236,023)	(183.9)	(80,455)	(25.2)	118,061	14.4	75,862	13.7	343,542	56,133	28.4

Income tax expenses	(2,322)	(1.8)	(1,343)	(0.4)	(29,041)	(3.5)	(19,934)	(3.6)	(59,121)	(9,660)	(4.9)

(Loss) income before share of loss (income) in equity method investments, net of income taxes	(238,345)	(185.7)	(81,798)	(25.6)	89,020	10.9	55,928	10.1	284,421	46,473	23.5

Share of (loss) income in equity method investment, net of income taxes	(512)	(0.4)	(1,358)	(0.4)	157	0.0	22	0.0	1,290	212	0.1

Net (loss) income attributable to YY Inc	(238,857)	(186.1)	(83,156)	(26.0)	89,177	10.9	55,950	10.1	285,711	46,685	23.6

(1)
Net of rebates and discounts.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

        Net Revenues.    Our net revenues increased by 118.9% from RMB553.2 million in the nine months ended September 30, 2012 to RMB1,211.2 million (US$197.9 million) in the nine months ended September 30, 2013. This increase was primarily due to the increased contribution of revenues from YY Music and increases in our online game revenues as well as our membership program, and to a lesser extent, an increase in our online advertising revenues.

        IVAS revenues.    Our IVAS revenues, which consisted of revenues from YY Music and online games as well as other sources, increased by 132.5% from RMB469.4 million in the nine months ended September 30, 2012 to RMB1,091.3 million (US$178.3 million) in the nine months ended September 30, 2013. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 1.8 million in the nine months ended September 30, 2012 to 2.5 million for the nine months ended September 30, 2013. Our ARPU for IVAS increased from RMB260.8 for the nine months ended September 30, 2012 to RMB436.5 (US$71.3) for the nine months ended September 30, 2013. The increase in paying users and ARPU were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platform; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract third party game developers and service providers as well as certain popular performers and channel owners.

        Revenues from YY Music increased by 186.4% from RMB180.3 million for the nine months ended September 30, 2012 to RMB516.3 million (US$84.4 million) for the nine months ended September 30, 2013. In addition to the increase in the number of paying users and ARPU, the increase in YY Music IVAS revenues was also due to the increasing popularity of YY Music. Our paying users for YY Music increased from approximately 648,000 for the nine months ended September 30, 2012 to 1,301,000 for the nine months ended September 30, 2013. The increasing popularity of YY Music is primarily due to the increased number of activities we hosted.

        Revenues from online games increased by 87.5% from RMB234.2 million in the nine months ended September 30, 2012 to RMB439.3 million (US$71.8 million) in the nine months ended September 30, 2013. This increase was primarily attributable to an increase in the attractiveness level of our online game platform and the popularity of the online games we offer. Our paying users for online games increased from approximately 717,000 for the nine months ended September 30, 2012 to 1,040,000 for the nine months ended September 30, 2013. The number of online games we operated as of September 30, 2012 was 68 as compared to 111 as of September 30, 2013.

        Other revenues, which primarily consisted of revenues from membership subscription fees and live game broadcasting, increased by 147.6% from RMB54.8 million in the nine months ended September 30, 2012 to RMB135.8 million (US$22.2 million) in the nine months ended September 30, 2013. This increase was primarily due to an increase in the number of users who subscribed to our membership program and an increase in the popularity of live game broadcasting.

        Online advertising revenues.    Our online advertising revenues increased by 42.9% from RMB83.8 million in the nine months ended September 30, 2012 to RMB119.8 million (US$19.6 million) in the nine months ended September 30, 2013. This increase was primarily due to the increasing popularity of Duowan.com and YY Client.

        Cost of Revenues.    Our cost of revenues increased by 111.1% from RMB277.2 million in the nine months ended September 30, 2012 to RMB585.2 million (US$95.6 million) in the nine months ended September 30, 2013. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to channel owners and performers in YY Music channels and those entitled to revenue sharing in various channels activities on our YY platform, such as the channel owners in live game broadcasting, and content owners of products sold on our YY platform, amounted to RMB278.9 million (US$45.6 million) in the nine months ended September 30, 2013, representing a 349.9% increase from RMB62.0 million in the nine months ended September 30, 2012. We also incurred a non-recurring cost in the nine months ended September 30, 2013 due to our partnership with Hunan Satellite Television Station in the 2013 Happy Boy Show. Bandwidth costs increased 39.8% from RMB102.7 million in the nine months ended September 30, 2012 to RMB143.5 million (US$23.4 million) in the nine months ended September 30, 2013 to support our growing business operations. In addition, salary and welfare costs increased 88.3% from RMB32.7 million in the nine months ended September 30, 2012 to RMB61.6 million (US$10.1 million) in the nine months ended September 30, 2013, mainly due to our hiring of additional employees to serve our rapidly expanding user base.

        Operating Expenses.    Our operating expenses increased by 73.6% from RMB209.6 million in the nine months ended September 30, 2012 to RMB364.0 million (US$59.5 million) in the nine months ended September 30, 2013, primarily due to an increase in general and administrative expenses as well as research and development expenses, which was in line with the general growth of our business operations, our commitment to general research and development and the advancements in our technology development.

        Research and development expenses.    Our research and development expenses increased by 56.5% from RMB122.6 million in the nine months ended September 30, 2012 to RMB191.9 million (US$31.4 million) in the nine months ended September 30, 2013. This increase was primarily due to an increase in salaries and other benefits for research and development personnel, which was in turn mainly driven by an increase in the number of our research and development staff, especially engineers, which accounts for approximately 52.2% of our total number of employees.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 88.7% from RMB11.0 million in the nine months ended September 30, 2012 to RMB20.7 million (US$3.4 million) in the nine months ended September 30, 2013. This increase was primarily due to an increase in salaries and other benefits for sales and marketing personnel and an increase in our spending on promotional activities we hosted.

        General and administrative expenses.    Our general and administrative expenses increased by 99.0% from RMB76.0 million in the nine months ended September 30, 2012 to RMB151.4 million (US$24.7 million) in the nine months ended September 30, 2013. This increase was primarily due to an increase in salaries and other benefits for general and administrative personnel, which was in turn mainly driven by an increase in the number of our general and administrative staff. In addition, share-based compensation allocated to general and administrative expenses increased from RMB41.5 million in the nine months ended September 30, 2012 to RMB57.0 million (US$9.3 million) in the nine months ended September 30, 2013.

        Foreign Currency Exchange (Losses) Gains.    We had net foreign currency exchange gains of RMB21.7 million (US$3.6 million) in the nine months ended September 30, 2013, compared to a net foreign currency exchange losses of RMB3.0 million in the nine months ended September 30, 2012. This increase was primarily due to the fact that the proceeds from our initial public offering were converted from U.S. dollars into Renminbi in the fourth quarter of 2012 and appreciation of Renminbi against U.S. dollars.

        Interest Income.    Our interest income increased from RMB10.5 million in the nine months ended September 30, 2012 to RMB40.7 million (US$6.6 million) in the nine months ended September 30, 2013. This increase was primarily due to higher levels of cash on hand, partly as a result of depositing the proceeds from our initial public offering in November 2012.

        Income Tax Expenses.    We recorded income tax expenses of RMB19.9 million in the nine months ended September 30, 2012 compared to RMB59.1 million (US$9.7 million) in the nine months ended September 30, 2013. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries.

        Net Income.    As a result of the foregoing, we had a net income of RMB285.7 million (US$46.7 million) in the nine months ended September 30, 2013 as compared to a net income of RMB56.0 million in the nine months ended September 30, 2012.

Inflation

        Since our inception, inflation in China has not materially impacted our results of operations. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Liquidity and Capital Resources

Cash Flows and Working Capital

        We have financed our operations primarily through private placements of preferred and common shares to investors as well as cash flows from operations, and more recently the proceeds from our initial public offering in November 2012. We expect to require cash to fund our ongoing operational needs, particularly our revenue sharing fees and content costs, salaries and benefits and potential acquisitions or strategic investments. We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

        As of September 30, 2012 and 2013, we had RMB318.0 million and RMB882.7 million (US$144.2 million), respectively, in cash and cash equivalents.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Net cash provided by operating activities	16,228	99,817	356,852	235,138	532,747	87,051
Net cash used in investing activities	(33,576)	(528,357)	(498,504)	(46,143)	(148,350)	(24,241)
Net cash (used in) provided by financing activities	(3,138)	477,882	522,740	—	(5,693)	(930)
Net (decrease) increase in cash and cash equivalents	(20,486)	49,342	381,088	188,995	378,704	61,880
Cash and cash equivalents at the beginning of the year/period	106,427	83,683	128,891	128,891	504,702	82,468
Effect of exchange rates change on cash and cash equivalents	(2,258)	(4,134)	(5,277)	111	(709)	(116)
Cash and cash equivalents at the end of the year/period	83,683	128,891	504,702	317,997	882,697	144,232

Operating Activities

        Net cash used in or generated from operating activities consists primarily of our net loss or income mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment and deferred income taxes, net, and adjusted by changes in operating assets and liabilities, such as deferred revenue, income taxes payable and accrued liabilities and other current liabilities.

        Net cash provided by operating activities amounted to approximately RMB532.7 million (US$87.0 million) for the nine months ended September 30, 2013, primarily resulting from RMB1,484.6 million (US$242.6million) of cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB463.2 million (US$75.7 million), which mainly consisted of the amounts due to third party game developers under revenue-sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB236.8 million (US$38.7 million), our payments for the lease of bandwidth of RMB140.0 million (US$22.9 million) and our general operating costs of RMB111.9 million (US$18.3 million).

        Net cash provided by operating activities amounted to approximately RMB235.1 million for the nine months ended September 30, 2012, primarily resulting from RMB685.6 million of cash revenues we received from the sale of IVAS and advertisements, partially offset by our employee salaries and welfare payments of RMB168.3 million, our sales-related cash outflow of RMB138.1 million, which mainly consisted of the amounts due to third party game developers under revenue-sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our payments for the lease of bandwidth of RMB98.2 million and our general operating costs of RMB45.9 million.

Investing Activities

        Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets and our investments in privately-held companies.

        Net cash used in investing activities amounted to RMB148.4 million (US$24.2 million) in the first nine months of 2013. Net cash used in investing activities primarily resulted from the placements of short-term deposits of RMB768.4 million (US$125.6 million) and payments of RMB36.8 million (US$6.0 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers, partially offset by the maturity of term deposits in various banks in the amount of RMB683.3 million (US$111.7 million).

        Net cash used in investing activities amounted to RMB46.1 million in the first nine months of 2012. Net cash used in investing activities primarily resulted from the placements of short-term deposits of RMB585.9 million, and payments of RMB46.2 million for the purchase of property and equipment, which mainly consisted of the purchase of servers, partially offset by the maturity of term deposits in various banks in the amount of RMB599.5 million.

Financing Activities

        Net cash used in financing activities was RMB5.7 million (US$0.9 million) in the first nine months of 2013, primarily attributable to the listing expenses of RMB5.8 million (US$0.9 million). We did not have any cash inflow or outflow in financing activities in the first nine months of 2012.

Capital Expenditures

        We made capital expenditures of RMB69.6 million and RMB44.6 million (US$7.3 million) in the first nine months of 2012 and the first nine months of 2013, respectively. Our capital expenditures are primarily used to purchase computers, servers, office furniture and other equipment.

Contractual Obligations

        The following table sets forth our contractual obligations as of September 30, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	37,367	17,515	16,341	3,511	—

(1)
Operating lease obligations refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods.

        Our operating lease obligations decreased from September 30, 2012 to September 30, 2013 primarily because we entered into our major leases in 2011 and 2012. Most of these leases are scheduled to expire after 2014, and we have not yet renewed them beyond that date.

        Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of September 30, 2013.

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' (deficit)/equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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  Exhibit 99.3